SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2010

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces December 2009 Traffic Figures

São Paulo, January 8, 2010 – GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), Latin America’s -cost and low-farelargest airline, announceslow its preliminary traffic figures for December 2009.

Management Comments

In December, air traffic demand grew by 34.8% GOL’s in relation to the same period last year, reflecting both the company’s better positioning in its markets in 2009 (higher frequency and regularity between Brazil’s airports,main strong cost advantages, the revitalization of SMILES, Latin America’s largest mileage program, and other factors), and increased demand, which was driven primarily by Brazil’s economy recovery signs.

Consequently, domestic market demand grew by 36.2% in relation to December 2008, and by 14.7% in relation to November 2009, reflecting the seasonal increase in demand, given the fact that the summer high season begins in December and the higher number of days in the month (30 days in November, versus 31 in December). Average daily demand was 11.0% higher in relation to the same period.

International demand was up 23.9% in relation to December 2008, mainly reflecting the adjustments to the Company’s international network, which sought to improve this segment’s profitability new routes between Brazil and the Caribbean with flights to Aruba and Curaçao, and the adjustments to the frequency of flights to Argentina, Colombia, Chile, Bolivia and Venezuela. In addition, international traffic benefited from the decline in the U.S. dollar exchange rate and the economy recovery in Brazil and South America. International traffic also recorded nominal growth of 17.5% in relation to November, impacted by seasonality and the higher number of days in the month (average daily traffic rose 13.7%) .

As a result, in December of 2009, GOL registered a total load factor of 76.3% . The load factor was 77.1% in the domestic market and 70.3% in the international market. The load factor in the international market was 21.4 percentage points higher than the 48.9% posted in December 2008, and 5.7 p.p. higher than the 64.6% in November 2009.

Operating Data	December 2009*	December 2008*	% Chg (YoY)	November 2009*	% Chg (MoM)
Total System
ASK (mm) (1)	3,702.9	3,240.8	14.3%	3,433.5	7.8%
RPK (mm) (2)	2,827.0	2,097.3	34.8%	2,458.1	15.0%
Load Factor(3)	76.3%	64.7%	+11.6pp	71.6%	+4.7pp

Domestic Market
ASK (mm) (1)	3,278.6	2,748.1	19.3%	3,040.5	7.8%
RPK (mm) (2)	2,528.7	1,856.6	36.2%	2,204.1	14.7%
Load Factor (3)	77.1%	67.6%	+9.5pp	72.5%	+4.6pp

International Market
ASK (mm) (1)	424.3	492.7	-13.9%	393.0	8.0%
RPK (mm) (2)	298.3	240.7	23.9%	253.9	17.5%
Load Factor (3)	70.3%	48.9%	+21.4pp	64.6%	+5.7pp

( * ) Data for December 2009 is preliminary; Data from the National Civil Aviation Agency (ANAC) for December 2008 and November 2009.

GOL has been maintaining its disciplined strategy of expanding capacity in order to maximize its operating income. In December, the company expanded its domestic capacity by 19.3%, while demand increased by 36.2% . This strategy was clearly more effective in the international market, where GOL contracted its capacity by 13.9%, while demand increased by 23.9% .

As a result of the gradual recovery in yields following the scenario of increased price competition, net yield showed recovery once again in December, reaching slightly more than R$19.00 cents. This brought the net yield to approximately R$18.00 cents in the fourth quarter of 2009 and to just above R$20.00 cents in the whole of 2009.

Operating Data	4T09	4T08	% Chg %	3T09	% Chg
Total System - Quarter
ASK (mm) (1)	10,592.0	9,460.1	12.0%	10,212.7	3.7%
RPK (mm) (2)	7,770.8	5,629.1	38.0%	6,705.8	15.9%
Load Factor (3)	73.4%	59.5%	+13.9pp	65.7%	+7.7pp

Operating Data	2009	2008	% Chg %
Total System - Year
ASK (mm) (1)	39,988.0	41,106.9	-2.7%
RPK (mm) (2)	26,095.6	25,308.1	3.1%
Load Factor (3)	65.3%	61.6%	+3.7pp

(1) Available seat kilometers (ASK) is the sum of the products obtained by multiplying the number of seats available on each flight stage by the distance of the average flight stage.
(2) Revenue passenger kilometers (RPK) is the sum of the products obtained by multiplying the number of revenue passengers carried on each flight stage by the average stage distance.
(3) Load factor is the percentage of aircraft seating capacity effectively used, which is calculated by dividing the number of passenger-kilometers flown by the number of seat-kilometers available.

About GOL Linhas Aéreas Inteligentes S.A
CONTACT:

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the largest low-cost and low-fare airline in Latin America, offers around 800 daily flights to 49 destinations that connect all the important cities in Brazil and ten major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VOE FÁCIL brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

Investor Relations
Leonardo Pereira – Executive VP
Rodrigo Alves – Head of IR
Raquel Kim – Investor Relations
Mario Liao – Investor Relations
Phone.: (55 11) 2128-4700
E-mail: ri@golnaweb.com.br
Website: www.voegol.com.br/ir
Twitter : www.twitter.com/GOLInvest

Corporate Communications
Phone.: (55 11) 2128-4413
E-mail: comcorp@golnaweb.com.br
Twitter : www.twitter.com/GOLcomunicacao

Media Relations
Edelman (U.S and Europe):
M. Smith and N. Dean
Phone.: 1 (212) 704-8196 / 704-4484
meaghan.smith@edelman.com or
noelle.dean@edelman.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:January 08, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.